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DESCARTES


                                                                      EXHIBIT IV

               MERIDIAN IQ OUTSOURCES TO DESCARTES' OCEAN SERVICES

      WORLD-LEADING LOGISTICS COMPANY OUTSOURCES ASPECTS OF OCEAN CONTRACT
                       REGULATORY COMPLIANCE TO DESCARTES

WATERLOO, ONTARIO, JUNE 14, 2005 -- The Descartes Systems Group Inc., (Nasdaq:DSGX), (TSX:DSG), a leading provider of on-demand technology and services that help distribution- and logistics-sensitive organizations deliver, today announced that Meridian IQ, a subsidiary of Yellow Roadway Corporation, one of the world's leading transportation companies, has engaged Descartes' Ocean Services for contract management.

Descartes' Ocean Services help companies securely store, amend, update and manage rates for ocean-going cargo quickly and effectively. Descartes gives customers access to a team of professionals with extensive domain knowledge and experience in helping large organizations comply with regulatory requirements. By outsourcing to Descartes, customers are free of the challenges of staffing an in-house solution and can focus on what they do best: providing leading logistics services to their clients.

"This competitive win is a clear validation of the superiority of our Ocean Services for large logistics providers," said Descartes' Edward Ryan, General Manager, Global Logistics Network. "Descartes' Ocean Services team has been providing sophisticated capabilities to logistics leaders, like Meridian IQ, for over 15 years. Our customers outsource ocean contract management to us to enable them to focus on their core competencies and not have to worry about allocating appropriate and sufficient internal resources to a function where the volume of work fluctuates widely throughout the year."

ABOUT MERIDIAN IQ
Meridian IQ, a wholly-owned subsidiary of Yellow Roadway Corporation (Nasdaq:YELL), is a global logistics management company. Based in Overland Park, Kansas, Meridian IQ allows companies to improve their transportation network and overall supply chain efficiency by offering flexible logistics solutions supported by web-hosted technology and global logistics management capabilities.

ABOUT DESCARTES
The Descartes Systems Group Inc. (Nasdaq:DSGX) (TSX:DSG) is a leading provider of on-demand technology and services that help distribution- and logistics-sensitive organizations deliver. By enabling companies to efficiently and effectively manage the delivery of goods, Descartes' products and services help reduce costs, save time and enhance customer satisfaction. Descartes delivers trading partner connectivity and document exchange, route planning, wireless dispatch, rate management, inventory and asset visibility, transportation management and warehouse optimization solutions for industries such as retail, consumer goods, manufacturing, transportation, distribution and third-party logistics. These solutions help customers optimize and gain real-time control of their inventory, logistics assets and mobile workforce. Descartes' products and services are used by more than 2,500 customers in over 60 countries. For more information, visit www.descartes.com.

     All registered and unregistered trademarks mentioned in this release are the property of their respective owners.

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This release contains forward-looking statements that relate to Descartes'
product and service functionality and performance, potential benefits derived therefrom, the competitive position of Descartes and its products and services, and other matters that may constitute forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of Descartes to differ materially from the anticipated results, performance or achievements implied by such forward-looking statements. Such factors include, but are not limited to, the factors discussed in the section entitled, "Risk Factors" in documents filed with the Securities and Exchange Commission, the Ontario Securities Commission and other securities commissions across Canada.

 CONTACT INFORMATION:
Mavi Silveira
The Descartes Systems Group Inc.
(305) 858-6333
pr@descartes.com